NISSAN MOTOR CO., LTD.
17-1, Ginza 6-chome, Chuo-ku
Tokyo 104-8023, Japan
www.nissan.co.jp

07021057

File No. 82-207

SUPPL

Date: February 2, 2007

SEC Headquarters
100 F Street, NE
Washington, DC 20549
Office of Investor Education and Assistance

Re: NISSAN MOTOR CO., LTD. – 12g3-2(b) exemption

Dear Sirs:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Financial Results for the Third Quarter Ended December 31,2006

2. FINACIAL RESULTS OF NISSAN MOTOR CO.,LTD (FOR THE NINE MONTHS ENDED AND THE THIRD QUARTER ENDED DECEMBER 31,2006)

Very truly yours,

NISSAN MOTOR CO., LTD.
Global Communications CSR and
Investor Relations Division
Phone,+81-3-5565-2164
Fax,+81;3-3544-0109

dw 2/16

Consolidated Financial Results for the Third Quarter Ended December 31, 2006

FASF MEMBERSHIP

February 2, 2007

Company name : Nissan Motor Co., Ltd. <Code no. 7201, Tokyo Stock Exchange in Japan>

(URL http://www.nissan-global.com/EN/IR/)

Representative : Carlos Ghosn, President

Contact person : Sadayuki Hamaguchi, Senior Manager,
Global Communications and CSR and IR Division,
Communications CSR Department
Tel. (03) 3543 - 5523

1.Basis for preparation of quarterly financial results

1) Adoption of simplified accounting policies : Applicable
  - The simplified method is applied in the calculation of income taxes.

2) Changes in accounting policies : None

3) Changes in scope of consolidation and equity method of accounting
  - Number of newly consolidated subsidiaries 63 companies
  - Number of consolidated subsidiaries excluded from consolidation 57 companies
  - Number of affiliates newly accounted for by the equity method of accounting 6 companies
  - Number of affiliates excluded from the equity method of accounting 4 companies

2.Financial Results for the Third quarter ended December 31, 2006 (From April 1, 2006 to December 31, 2006)

<1>The Update of the consolidated operating results

<1>-1 Nine-month period ended December 31, 2006 (Amounts less than one million yen are rounded)

	Net sales		Operating income		Ordinary income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2006 third quarter	6,877,162	1.2	531,710	(15.8)	537,964	(11.1)	378,634	3.5
FY2005 third quarter	6,792,259	11.4	631,159	3.1	605,471	(1.1)	365,685	(2.0)
(Ref.) FY2005	9,428,292		871,841		845,872		518,050	

	Net income per share-basic	Net income per share-diluted
	yen	yen
FY2006 third quarter	92.38	91.85
FY2005 third quarter	89.80	89.11
(Ref.) FY2005	126.94	125.96

Note: 1. Regarding net sales, operating income, ordinary income and net income, percent indication shows percentage of change from corresponding figure for the same quarter of the prior fiscal year.

2. Effective April 1, 2006, the Company adopted a new accounting standard for stock options. The effect of this change was to decrease income before income taxes and minority interests by 748 million yen for the nine months ended December 31, 2006.

[Qualitative explanations regarding the operating results]

Nine-month Results

The number of the Group's automobiles sold (on a retail basis) worldwide for the nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006) decreased by 5.7% to 2,504 thousand units from the figure recorded for the corresponding period in the prior fiscal year.

Net sales for the nine months ended December 31, 2006 totaled 6,877.2 billion yen, which represents an increase of 1.2% over net sales for the corresponding period in the prior fiscal year.

Operating income came to 531.7 billion yen (down 15.8%), ordinary income came to 538.0 billion yen (down 11.1%), and net income came to 378.6 billion yen (up 3.5%).

<1>-2 Three-month period ended December 31, 2006 (Amounts less than one million yen are rounded)

	Net sales		Operating income		Ordinary income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2006 third quarter	2,342,762	1.8	183,065	(16.6)	177,101	(15.6)	104,457	(22.6)
FY2005 third quarter	2,301,284	10.0	219,621	5.2	209,832	(0.3)	134,983	0.6

	Net income per share-basic	Net income per share-diluted
	yen	yen
FY2006 third quarter	25.43	25.29
FY2005 third quarter	33.10	32.84

Note: 1. Regarding net sales, operating income, ordinary income and net income, percent indication shows percentage of change from corresponding figure for the same quarter of the prior fiscal year.

2. Effective April 1, 2006, the Company adopted a new accounting standard for stock options. The effect of this change was to decrease income before income taxes and minority interests by 288 million yen for the three months ended December 31, 2006.

<2> The change of the consolidated financial position

	Total assets	Net assets	Net assets excluding stock subscription rights and minority interests as a percentage of total assets	Net assets excluding stock subscription rights and minority interests per share
	Millions of yen	Millions of yen	%	yen
FY2006 third quarter	12,009,831	3,740,181	28.5	832.89
FY2005 third quarter	10,914,674	2,881,732	26.4	705.40
(Ref.) FY2005	11,481,426	3,087,983	26.9	753.40

Note: Effective April 1, 2006, the Company adopted a new accounting standard for the presentation of net assets. Net assets as of December 31, 2006 would have been 3,424,899 billion yen if the previous method had been followed.

(Reference)

Consolidated forecast for FY06 (April 1, 2006 through March 31, 2007)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Current announcement	10,540,000	773,000	460,000
Previous announcement	10,075,000	870,000	523,000
Difference	465,000	(97,000)	(63,000)
Changes	4.6 %	(11.1) %	(12.0) %

Reference : Forecast of net income per share (yen) 111.80

FINANCIAL RESULTS
OF
NISSAN MOTOR CO.,LTD

<FOR THE NINE MONTHS ENDED AND THE THIRD QUARTER ENDED DECEMBER 31, 2006>

TABLE OF CONTENTS

1. Consolidated Statements of Income

The nine-month period ended December 31 (in millions of Yen)

	FY2006 third quarter (The nine-month)	FY2005 third quarter (The nine-month)	Change		FY 2005
			Amount	%	
NET SALES	100% **6,877,162**	100% **6,792,259**	**84,903**	**1.2 %**	100% **9,428,292**
COST OF SALES	5,244,096	5,064,453	179,643		7,040,987
Gross profit	23.7% 1,633,066	25.4% 1,727,806	(94,740)	(5.5) %	25.3% 2,387,305
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,101,356	1,096,647	4,709		1,515,464
Operating income	7.7% **531,710**	9.3% **631,159**	**(99,449)**	**(15.8) %**	9.2% **871,841**
NON-OPERATING INCOME	53,694	50,510	3,184		74,799
Interest and dividend income	16,499	17,061	(562)		21,080
Equity in earnings of unconsolidated subsidiaries & affiliates	18,775	20,975	(2,200)		37,049
Foreign exchange gain	7,876	-	7,876		-
Other non-operating income	10,544	12,474	(1,930)		16,670
NON-OPERATING EXPENSES	47,440	76,198	(28,758)		100,768
Interest expense	20,503	18,837	1,666		25,646
Amortization of net retirement benefit obligation at transition	8,190	8,386	(196)		11,145
Foreign exchange loss	-	28,910	(28,910)		34,836
Other non-operating expenses	18,747	20,065	(1,318)		29,141
Ordinary income	7.8% **537,964**	8.9% **605,471**	**(67,507)**	**(11.1) %**	9.0% **845,872**
EXTRAORDINARY GAINS	51,968	48,468	3,500		82,455
EXTRAORDINARY LOSSES	64,589	71,144	(6,555)		119,286
Income before income taxes and minority interests	7.6% **525,343**	8.6% **582,795**	**(57,452)**	**(9.9) %**	8.6% **809,041**
INCOME TAXES	131,770	188,736	(56,966)		254,408
MINORITY INTERESTS	14,939	28,374	(13,435)		36,583
NET INCOME	5.5% **378,634**	5.4% **365,685**	**12,949**	**3.5 %**	5.5% **518,050**

The three-month period ended December 31 (in millions of Yen)

	FY2006 third quarter (The three-month)	FY2005 third quarter (The three-month)	Change	
			Amount	%
NET SALES	100% **2,342,762**	100% **2,301,284**	**41,478**	**1.8 %**
COST OF SALES	1,788,064	1,708,690	79,374	
Gross profit	23.7% 554,698	25.8% 592,594	(37,896)	(6.4) %
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	371,633	372,973	(1,340)	
Operating income	7.8% **183,065**	9.5% **219,621**	**(36,556)**	**(16.6) %**
NON-OPERATING INCOME	13,204	13,607	(403)	
Interest and dividend income	6,157	4,991	1,166	
Equity in earnings of unconsolidated subsidiaries & affiliates	4,043	4,308	(265)	
Other non-operating income	3,004	4,308	(1,304)	
NON-OPERATING EXPENSES	19,168	23,396	(4,228)	
Interest expense	6,555	6,085	470	
Amortization of net retirement benefit obligation at transition	2,734	2,717	17	
Foreign exchange loss	2,014	5,701	(3,687)	
Other non-operating expenses	7,865	8,893	(1,028)	
Ordinary income	7.6% **177,101**	9.1% **209,832**	**(32,731)**	**(15.6) %**
EXTRAORDINARY GAINS	17,417	22,506	(5,089)	
EXTRAORDINARY LOSSES	24,874	16,984	7,890	
Income before income taxes and minority interests	7.2% **169,644**	9.4% **215,354**	**(45,710)**	**(21.2) %**
INCOME TAXES	63,368	71,570	(8,202)	
MINORITY INTERESTS	1,819	8,801	(6,982)	
NET INCOME	4.5% **104,457**	5.9% **134,983**	**(30,526)**	**(22.6) %**

2. Consolidated Balance Sheets (Condensed)

(in millions of Yen)

	as of Dec 31, 2006	as of Mar 31, 2006	Change	as of Dec 31, 2005
[ASSETS]				
CURRENT ASSETS	**6,268,142**	**6,022,254**	**245,888**	**5,689,442**
Cash on hand and in banks	389,467	414,772	(25,305)	225,477
Notes & accounts receivable	573,431	488,600	84,831	495,783
Sales finance receivables	3,398,593	3,589,127	(190,534)	3,346,843
Marketable securities	21,447	11,589	9,858	29,014
Inventories	1,124,972	856,499	268,473	963,569
Deferred tax assets	337,439	314,859	22,580	287,356
Other current assets	422,793	346,808	75,985	341,400
FIXED ASSETS	**5,741,689**	**5,458,664**	**283,025**	**5,224,586**
Property, plant and equipment	4,768,238	4,438,808	329,430	4,252,908
Intangible assets	184,984	186,949	(1,965)	171,664
Investment securities	368,930	403,386	(34,456)	380,140
Long-term loans receivable	26,090	18,520	7,570	19,948
Deferred tax assets	171,544	163,550	7,994	167,906
Other fixed assets	221,903	247,451	(25,548)	232,020
DEFERRED ASSETS	-	**508**	**(508)**	**646**
TOTAL ASSETS	**12,009,831**	**11,481,426**	**528,405**	**10,914,674**
[LIABILITIES]				
CURRENT LIABILITIES	**5,244,577**	**4,851,709**	**392,868**	**4,528,757**
Notes & accounts payable	979,478	983,594	(4,116)	877,607
Short-term borrowings	3,095,303	2,533,766	561,537	2,509,961
Deferred tax liabilities	7,507	8,063	(556)	2,256
Accrued warranty costs	93,256	81,112	12,144	73,153
Capital lease obligations	46,708	58,523	(11,815)	60,577
Other current liabilities	1,022,325	1,186,651	(164,326)	1,005,203
LONG-TERM LIABILITIES	**3,025,073**	**3,255,841**	**(230,768)**	**3,219,937**
Bonds and debentures	732,688	708,207	24,481	606,747
Long-term borrowings	1,239,961	1,445,688	(205,727)	1,498,904
Deferred tax liabilities	507,087	502,091	4,996	501,812
Accrued warranty costs	126,080	132,107	(6,027)	127,125
Accrued retirement benefits	209,312	267,695	(58,383)	278,943
Capital lease obligations	61,738	71,708	(9,970)	77,117
Other long-term liabilities	148,207	128,345	19,862	129,289
TOTAL LIABILITIES	**8,269,650**	**8,107,550**	**162,100**	**7,748,694**
[MINORITY INTERESTS]				
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	-	**285,893**	**(285,893)**	**284,248**
[SHAREHOLDERS' EQUITY]				
COMMON STOCK	-	**605,814**	**(605,814)**	**605,814**
CAPITAL SURPLUS	-	**804,470**	**(804,470)**	**804,470**
RETAINED EARNINGS	-	**2,116,825**	**(2,116,825)**	**1,962,545**
UNREALIZED HOLDING GAIN ON SECURITIES	-	**14,340**	**(14,340)**	**10,101**
TRANSLATION ADJUSTMENTS	-	**(204,313)**	**204,313**	**(242,036)**
TREASURY STOCK	-	**(249,153)**	**249,153**	**(259,162)**
TOTAL SHAREHOLDERS' EQUITY	-	**3,087,983**	**(3,087,983)**	**2,881,732**
TOTAL LIABILITIES, MINORITY INTERESTS & SHAREHOLDERS' EQUITY	-	**11,481,426**	**(11,481,426)**	**10,914,674**
[NET ASSETS]				
SHAREHOLDERS' EQUITY	**3,510,925**	-	**3,510,925**	-
Common stock	605,814	-	605,814	-
Capital surplus	804,470	-	804,470	-
Retained earnings	2,321,247	-	2,321,247	-
Treasury stock	(220,606)	-	(220,606)	-
VALUATION, TRANSLATION ADJUSTMENTS AND OTHERS	**(83,974)**	-	**(83,974)**	-
Unrealized holding gain on securities	7,336	-	7,336	-
Translation adjustments	(141,494)	-	(141,494)	-
Other	50,184	-	50,184	-
STOCK SUBSCRIPTION RIGHTS	**2,599**	-	**2,599**	-
MINORITY INTERESTS	**310,631**	-	**310,631**	-
TOTAL NET ASSETS	**3,740,181**	-	**3,740,181**	-
TOTAL LIABILITIES & NET ASSETS	**12,009,831**	-	**12,009,831**	-

Note. The amount of short-term borrowings includes current maturities of long-term borrowings, bonds and debentures, and commercial paper.

3. Segment information

1. Business Segment information

The nine-month period ended December 31, 2006 (in Millions of yen)

	Automobile	Sales Financing	Total	Eliminations	Consolidated
Net sales					
(1) Sales to third parties	6,384,668	492,494	6,877,162	—	6,877,162
(2) Inter-group sales and transfers	19,089	11,427	30,516	(30,516)	—
Total	6,403,757	503,921	6,907,678	(30,516)	6,877,162
Operating expenses	5,965,584	449,547	6,415,131	(69,679)	6,345,452
Operating income	438,173	54,374	492,547	39,163	531,710

The nine-month period ended December 31, 2005 (in Millions of yen)

	Automobile	Sales Financing	Total	Eliminations	Consolidated
Net sales					
(1) Sales to third parties	6,406,856	385,403	6,792,259	—	6,792,259
(2) Inter-group sales and transfers	19,467	10,659	30,126	(30,126)	—
Total	6,426,323	396,062	6,822,385	(30,126)	6,792,259
Operating expenses	5,868,697	345,653	6,214,350	(53,250)	6,161,100
Operating income	557,626	50,409	608,035	23,124	631,159

The three-month period ended December 31, 2006 (in millions of Yen)

	Automobile	Sales Financing	Total	Eliminations	Consolidated
Net sales					
(1) Sales to third parties	2,170,632	172,130	2,342,762	—	2,342,762
(2) Inter-group sales and transfers	6,088	3,972	10,060	(10,060)	—
Total	2,176,720	176,102	2,352,822	(10,060)	2,342,762
Operating expenses	2,024,725	159,151	2,183,876	(24,179)	2,159,697
Operating income	151,995	16,951	168,946	14,119	183,065

The three-month period ended December 31, 2005 (in millions of Yen)

	Automobile	Sales Financing	Total	Eliminations	Consolidated
Net sales					
(1) Sales to third parties	2,161,003	140,281	2,301,284	—	2,301,284
(2) Inter-group sales and transfers	5,197	3,401	8,598	(8,598)	—
Total	2,166,200	143,682	2,309,882	(8,598)	2,301,284
Operating expenses	1,973,326	127,696	2,101,022	(19,359)	2,081,663
Operating income	192,874	15,986	208,860	10,761	219,621

Fiscal year 2005 (in millions of Yen)

	Automobile	Sales Financing	Total	Eliminations	Consolidated
Net sales					
(1) Sales to third parties	8,895,143	533,149	9,428,292	—	9,428,292
(2) Inter-group sales and transfers	28,563	14,794	43,357	(43,357)	—
Total	8,923,706	547,943	9,471,649	(43,357)	9,428,292
Operating expenses	8,160,292	478,218	8,638,510	(82,059)	8,556,451
Operating income	763,414	69,725	833,139	38,702	871,841

Note: 1.Businesses are segmented based on their proximity in terms of types, nature and markets of their products.

2.Major products and services included in each segment are;

(1) Automobile : Passenger cars, trucks and buses, forklift, parts for production in overseas countries, etc.

(2) Sales Financing : Credit, lease, etc.

2. Geographical Segment Information

The nine-month period ended December 31, 2006

(in Millions of yen)

	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
Net sales							
(1) Sales to third parties	1,720,686	3,083,847	1,115,610	957,019	6,877,162	–	6,877,162
(2) Inter-group sales and transfers	1,642,660	97,115	61,994	15,408	1,817,177	(1,817,177)	–
Total	3,363,346	3,180,962	1,177,604	972,427	8,694,339	(1,817,177)	6,877,162
Operating expenses	3,146,661	2,940,977	1,137,067	929,023	8,153,728	(1,808,276)	6,345,452
Operating income	216,685	239,985	40,537	43,404	540,611	(8,901)	531,710

The nine-month period ended December 31, 2005

(in Millions of yen)

	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
Net sales							
(1) Sales to third parties	1,912,448	2,909,511	1,056,734	913,566	6,792,259	–	6,792,259
(2) Inter-group sales and transfers	1,628,999	91,473	50,069	8,336	1,778,877	(1,778,877)	–
Total	3,541,447	3,000,984	1,106,803	921,902	8,571,136	(1,778,877)	6,792,259
Operating expenses	3,247,152	2,735,652	1,061,710	876,910	7,921,424	(1,760,324)	6,161,100
Operating income	294,295	265,332	45,093	44,992	649,712	(18,553)	631,159

The three-month period ended December 31, 2006 (in millions of Yen)

	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
Net sales							
(1) Sales to third parties	550,567	1,119,815	359,988	312,392	2,342,762	–	2,342,762
(2) Inter-group sales and transfers	618,987	31,635	19,481	6,518	676,621	(676,621)	–
Total	1,169,554	1,151,450	379,469	318,910	3,019,383	(676,621)	2,342,762
Operating expenses	1,086,537	1,059,036	365,777	307,544	2,818,894	(659,197)	2,159,697
Operating income	83,017	92,414	13,692	11,366	200,489	(17,424)	183,065

The three-month period ended December 31, 2005 (in millions of Yen)

	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
Net sales							
(1) Sales to third parties	584,553	1,053,588	365,663	297,480	2,301,284	–	2,301,284
(2) Inter-group sales and transfers	584,464	37,393	15,411	2,809	640,077	(640,077)	–
Total	1,169,017	1,090,981	381,074	300,289	2,941,361	(640,077)	2,301,284
Operating expenses	1,074,105	991,015	354,167	288,624	2,707,911	(626,248)	2,081,663
Operating income	94,912	99,966	26,907	11,665	233,450	(13,829)	219,621

Fiscal year 2005 (in millions of Yen)

	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
Net sales							
(1) Sales to third parties	2,674,549	4,100,662	1,414,674	1,238,407	9,428,292	–	9,428,292
(2) Inter-group sales and transfers	2,194,405	138,585	82,632	13,928	2,429,550	(2,429,550)	–
Total	4,868,954	4,239,247	1,497,306	1,252,335	11,857,842	(2,429,550)	9,428,292
Operating expenses	4,478,536	3,852,304	1,430,127	1,194,714	10,955,681	(2,399,230)	8,556,451
Operating income	390,418	386,943	67,179	57,621	902,161	(30,320)	871,841

Note: 1. Countries and areas are segmented based on their geographical proximity and their mutual operational relationship.

2. Major countries and areas which belong to segments other than Japan are as follows:

(1) North America : U.S.A., Canada, Mexico

(2) Europe : France, U.K., Spain and other European countries

(3) Others : Asia, Oceania, the Middle and Near East, Central and South America excluding Mexico and South Africa

3. Overseas Net sales

The nine-month period ended December 31, 2006

(in Millions of yen)

	North America	Europe	Other foreign countries	Total
(1) Overseas net sales	3,002,462	1,120,183	1,235,097	5,357,743
(2) Consolidated net sales				6,877,162
(3) Overseas net sales as a percentage of consolidated net sales	43.6%	16.3%	18.0%	77.9%

The nine-month period ended December 31, 2005

(in Millions of yen)

	North America	Europe	Other foreign countries	Total
(1) Overseas net sales	2,854,355	1,063,399	1,212,417	5,130,171
(2) Consolidated net sales				6,792,259
(3) Overseas net sales as a percentage of consolidated net sales	42.0%	15.7%	17.8%	75.5%

The three-month period ended December 31, 2006 (in Millions of yen)

	North America	Europe	Other foreign countries	Total
(1) Overseas net sales	1,088,594	354,634	417,831	1,861,059
(2) Consolidated net sales				2,342,762
(3) Overseas net sales as a percentage of consolidated net sales	46.5%	15.1%	17.8%	79.4%

The three-month period ended December 31, 2005 (in Millions of yen)

	North America	Europe	Other foreign countries	Total
(1) Overseas net sales	1,042,721	365,144	395,787	1,803,652
(2) Consolidated net sales				2,301,284
(3) Overseas net sales as a percentage of consolidated net sales	45.3%	15.9%	17.2%	78.4%

Fiscal year 2005 (in Millions of yen)

	North America	Europe	Other foreign countries	Total
(1) Overseas net sales	4,014,475	1,414,929	1,655,630	7,085,034
(2) Consolidated net sales				9,428,292
(3) Overseas net sales as a percentage of consolidated net sales	42.6%	15.0%	17.6%	75.2%

Note: 1. Overseas net sales include export sales of the Company and its domestic consolidated subsidiaries and sales (other than exports to Japan) of its foreign consolidated subsidiaries.

2. Countries and areas are segmented based on their geographical proximity and their mutual operational relationship.

3.Major countries and areas which belong to segments other than Japan are as follows:

(1) North America : USA, Canada, Mexico

(2) Europe : France, U.K., Spain, and other European countries

(3) Other foreign countries : Asia, Oceania, the Middle and Near East, Central and South America excluding Mexico and South Africa

4.Consolidated Sales Volume

Consolidated wholesale units by region

The nine-month period ended December 31. (Units)

	FY2006 third quarter	FY2005 third quarter	Change	(Reference) FY05
Japan	486,291	561,246	(74,955)	810,968
North America	949,252	980,881	(31,629)	1,369,630
Europe	428,091	460,434	(32,343)	597,250
Others	549,761	571,766	(22,005)	759,766
Total	2,413,395	2,574,327	(160,932)	3,537,614

Note: Period of counting units
Japan and North America (except for Mexico) April/2006 - December/2006
North America (Mexico only) and Europe January/2006 - September/2006

The three-month period ended December 31. (Units)

	FY2006 third quarter	FY2005 third quarter	Change
Japan	147,203	155,037	(7,834)
North America	336,319	334,961	1,358
Europe	132,577	157,437	(24,860)
Others	192,225	187,784	4,441
Total	808,324	835,219	(26,895)

Note: Period of counting units
Japan and North America (except for Mexico) October/2006 - December/2006
North America (Mexico only) and Europe July/2006 - September/2006

【Reference】

Non-Consolidated Financial Statements

Non-Consolidated Statements of Income (Condensed)

The nine-month period ended December 31

(in millions of Yen)

		FY2006 third quarter (The nine-month)		FY2005 third quarter (The nine-month)	Change		FY 2005
NET SALES	100%	**2,621,396**	100%	**2,839,449**	**(218,052)**	100%	**3,895,553**
COST OF SALES		2,191,380		2,321,311	(129,930)		3,189,629
Gross profit	16.4%	430,016	18.2%	518,138	(88,122)	18.1%	705,924
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		267,446		298,977	(31,531)		451,765
Operating income	6.2%	**162,569**	7.7%	**219,160**	**(56,590)**	6.5%	**254,159**
NON-OPERATING INCOME		**14,246**		**8,927**	**5,319**		**141,841**
Interest and dividend income		8,176		6,411	1,764		137,445
Foreign exchange gains		3,190		-	3,190		-
Other non-operating income		2,879		2,515	364		4,396
NON-OPERATING EXPENSES		**20,486**		**44,080**	**(23,593)**		**58,845**
Interest expense		7,443		7,706	(262)		10,051
Amortization of net retirement benefit obligation at transition		6,040		6,244	(204)		8,258
Foreign exchange loss		-		22,050	(22,050)		26,459
Other non-operating expenses		7,002		8,078	(1,075)		14,075
Ordinary income	6.0%	**156,329**	6.5%	**184,007**	**(27,678)**	8.7%	**337,156**
EXTRAORDINARY GAINS		**40,274**		**10,666**	**29,607**		**34,552**
EXTRAORDINARY LOSSES		**65,688**		**39,502**	**26,186**		**92,097**
Income before income taxes	5.0%	**130,914**	5.5%	**155,172**	**(24,257)**	7.2%	**279,610**
Income taxes		37,730		49,856	(12,126)		39,017
Net income	3.6%	**93,184**	3.7%	**105,315**	**(12,130)**	6.2%	**240,593**

The three-month period ended December 31

(in millions of Yen)

		FY2006 third quarter (The three-month)		FY2005 third quarter (The three-month)	Change
NET SALES	100%	**924,409**	100%	**936,091**	**(11,681)**
COST OF SALES		768,616		765,522	3,093
Gross profit	16.9%	155,793	18.2%	170,568	(14,774)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		95,345		94,820	525
Operating income	6.5%	**60,448**	8.1%	**75,748**	**(15,300)**
NON-OPERATING INCOME		**4,566**		**2,314**	**2,252**
Interest and dividend income		2,008		1,052	955
Foreign exchange gains		1,898		-	1,898
Other non-operating income		660		1,261	(601)
NON-OPERATING EXPENSES		**7,356**		**11,517**	**(4,160)**
Interest expense		2,608		2,490	117
Amortization of net retirement benefit obligation at transition		2,013		2,013	-
Foreign exchange loss		-		4,744	(4,744)
Other non-operating expenses		2,734		2,268	466
Ordinary income	6.2%	**57,658**	7.1%	**66,545**	**(8,887)**
EXTRAORDINARY GAINS		**2,175**		**3,377**	**(1,202)**
EXTRAORDINARY LOSSES		**4,161**		**2,534**	**1,627**
Income before income taxes	6.0%	**55,672**	7.2%	**67,389**	**(11,717)**
Income taxes		24,670		26,779	(2,109)
Net income	3.4%	**31,002**	4.3%	**40,609**	**(9,607)**

Non-Consolidated Balance Sheets (Condensed)

(in millions of Yen)

	as of Dec 31, 2006	as of Mar 31, 2006	Change	as of Dec 31, 2005
[ASSETS]				
CURRENT ASSETS	**1,639,935**	**1,385,576**	**254,359**	**1,597,561**
Cash on hand and in banks	16,591	148,532	(131,940)	18,110
Trade notes and accounts receivable	435,623	287,244	148,378	444,300
Inventories	183,123	141,844	41,278	175,253
Short-term loans receivable from subsidiaries & affiliates	771,851	634,755	137,095	807,188
Other	235,220	201,220	34,000	181,214
Allowance for doubtful accounts	(2,474)	(28,020)	25,546	(28,506)
FIXED ASSETS	**2,431,281**	**2,457,922**	**(26,640)**	**2,416,918**
Property, plant & equipment	**798,905**	**775,073**	**23,832**	**737,393**
Intangible assets	**45,383**	**49,827**	**(4,443)**	**41,873**
Investments & other assets	**1,586,992**	**1,633,021**	**(46,029)**	**1,637,651**
Investment securities	17,224	43,986	(26,761)	18,720
Investments in stock of subsidiaries & affiliates	1,478,521	1,450,004	28,516	1,478,800
Long-term loans receivable	977	1,171	(194)	1,422
Other	92,421	139,579	(47,157)	138,851
Allowance for doubtful accounts	(2,152)	(1,720)	(432)	(144)
DEFERRED ASSETS	-	**1,543**	**(1,543)**	**1,804**
Discounts on bonds	-	1,543	(1,543)	1,804
TOTAL ASSETS	**4,071,217**	**3,845,041**	**226,175**	**4,016,284**
[LIABILITIES]				
CURRENT LIABILITIES	**1,752,789**	**1,434,848**	**317,940**	**1,693,448**
Notes & accounts payable	407,347	466,053	(58,706)	413,257
Short-term borrowings	960,776	431,872	528,903	866,033
Accrued warranty costs	30,704	31,717	(1,013)	28,966
Capital lease obligations	23,785	31,667	(7,881)	34,736
Other	330,176	473,537	(143,361)	350,454
LONG-TERM LIABILITIES	**522,806**	**583,162**	**(60,356)**	**648,536**
Bonds	400,154	430,800	(30,645)	490,800
Long-term borrowings	41,452	50,790	(9,338)	52,328
Accrued warranty costs	48,918	51,248	(2,330)	46,929
Accrued retirement benefits	4,934	22,391	(17,456)	29,366
Capital lease obligations	26,283	26,873	(590)	28,092
Other	1,063	1,059	4	1,019
TOTAL LIABILITIES	**2,275,595**	**2,018,011**	**257,584**	**2,341,985**
[SHAREHOLDERS' EQUITY]				
COMMON STOCK	-	**605,813**	**(605,813)**	**605,813**
CAPITAL SURPLUS	-	**804,470**	**(804,470)**	**804,470**
RETAINED EARNINGS	-	**536,165**	**(536,165)**	**404,365**
UNREALIZED HOLDING GAIN ON SECURITIES	-	**13,932**	**(13,932)**	**6,891**
TREASURY STOCK	-	**(133,351)**	**133,351**	**(147,241)**
TOTAL SHAREHOLDERS' EQUITY	-	**1,827,030**	**(1,827,030)**	**1,674,299**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	-	**3,845,041**	**(3,845,041)**	**4,016,284**
[NET ASSETS]				
SHAREHOLDERS' EQUITY	**1,787,234**	-	**1,787,234**	-
Common stock	605,813	-	605,813	-
Capital surplus	804,470	-	804,470	-
Retained earnings	482,264	-	482,264	-
Treasury stock	(105,313)	-	(105,313)	-
VALUATION, TRANSLATION ADJUSTMENTS AND OTHERS	**5,787**	-	**5,787**	-
Unrealized holding gain on securities	6,058	-	6,058	-
Deferred instruments loss from hedging	(271)	-	(271)	-
STOCK SUBSCRIPTION RIGHTS	**2,599**	-	**2,599**	-
TOTAL NET ASSETS	**1,795,621**	-	**1,795,621**	-
TOTAL LIABILITIES & NET ASSETS	**4,071,217**	-	**4,071,217**	-

Note. The amount of short-term borrowings includes current maturities of long-term borrowings, bonds and debentures, and commercial paper.

END